Exhibit 99.1

HUB Security Receives Four Million USD From PIPE Investors at 10USD Per Share

Tel Aviv, Israel, March 14, 2023 /NewsDirect/ --HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company"), today announced that it had issued and sold approximately 400,000 shares to two of the original PIPE investors at a price per share of $10 for proceeds of approximately $4 million dollars, in a private placement. The shares were sold pursuant to the original PIPE terms entered into in connection with the Company’s business combination . The remaining PIPE funds are currently being negotiated with investors and the Company remains in discussions with the investors to receive those funds.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. HUB specializes in unique Cyber Security solutions protecting sensitive commercial and government information. HUB debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook, and prospects of the combined company. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "future," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "seem," "should," "will," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against HUB; (iii) the ability of HUB to meet stock exchange continued listing standards; (iv) the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (v) limited liquidity and trading of HUB’s securities; (vii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (viii) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xi) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in HUB’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Contact Details

Hub Cyber Security

hubpr@hubsecurity.io

Company Website

https://hubsecurity.com/